Filed by Hypercom Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: Hypercom Corporation
Commission File No.: 001-13521
PROJECT HONEY HYPERCOM CUSTOMER LETTER
Dear Valued Customer,
We’re pleased to share with you some news. As detailed in the attached press release, today we announced that Hypercom Corporation has entered into a definitive agreement under which the company will become a part of VeriFone Systems, Inc., a global leader in the fast-growing secure electronic payments solutions space. We are very excited about this transaction and about the advantages we believe the combined company will bring to our customers.
I’d like to take a moment to address what this means for you. All of us here at Hypercom believe that as a combined company, we will be even better positioned to deliver you innovative products, value-added services and robust product support. VeriFone represents an excellent strategic fit with Hypercom and we expect that our customers will be among the most significant beneficiaries of this transaction.
We expect the transaction will be completed in the second half of 2011, subject to shareholder approval and customary regulatory approvals. Throughout this process, day-to-day operations and your customer experience with Hypercom will not change.
We will, of course, communicate to you as quickly as we can any transitions in customer service or product changes that may occur as a result of this transaction. For more information on VeriFone, please visit their website at www.verifone.com.
Should you have any questions, please do not hesitate to reach out to your normal Hypercom contacts with any questions or concerns. Thank you — we look forward to continuing to work with you.
Sincerely,
[Philippe]
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In connection with the proposed transaction, VeriFone intends to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a proxy statement of Hypercom relating to the proposed transaction. INVESTORS ARE URGED TO READ THE FORM S-4 AND PROXY STATEMENT (AND ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You will be able to obtain copies of the S-4 and proxy statement, as well as VeriFone’s other filings, free of charge at the website maintained by the SEC at www.sec.gov when they become available. In addition, you may obtain documents filed with the SEC by VeriFone free of charge at its Web site

(www.verifone.com) or by directing a request to: VeriFone, 2099 Gateway Place, Suite 600, San Jose, CA 95110 (Tel: 1-408-232-7979) Attention: Company Secretary). You may obtain documents filed with the SEC by Hypercom free of charge by contacting: Scott Tsujita (Tel: 1-480-642-5161).
VeriFone and Hypercom, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from Hypercom stockholders in connection with the merger. Information about the directors and executive officers of VeriFone and is set forth in the proxy statement for VeriFone’s 2010 Annual Meeting of Stockholders filed with the SEC on May 19, 2010. Information about the directors and executive officers of Hypercom is set forth in Hypercom’s Annual Report on Form 10-K filed with the SEC on March 12, 2010 and the proxy statement for Hypercom’s 2010 Annual Meeting of Stockholders filed with the SEC on April 26, 2010. Investors may obtain additional information regarding the interests of such participants by reading the Form S-4 and proxy statement for the merger when they become available.